Exhibit 99.2

TARO PHARMACEUTICAL INDUSTRIES LTD.
Proxy for Annual General Meeting of Shareholders on December 29, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Myla Kaplan, Anat Edrey and Avi Avramoff, each with full power of substitution and each of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held on Monday, December 29, 2016, at 10:00 a.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, and all adjournments and postponements thereof.
The undersigned acknowledges receipt of the Notice and Proxy Statement with respect to the Meeting (the “Proxy Statement”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO PROPOSALS 2, 5, 8 OR 9, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. IF NO DIRECTION IS GIVEN WITH RESPECT TO PROPOSALS 1, 3, 4, 6 OR 7, THIS PROXY WILL NOT BE VOTED ON ANY SUCH PROPOSAL.
IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of Proposals 1, 3, 4, 6, 7(a) or 7(b) unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposals 1, 3, 4, 7(a) or 7(b) (as applicable) by completing the box for Items 1A, 3A, 4A, 6A, 7(a)A or 7(b)A (respectively) on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on Proposals 1, 3, 4, 6, 7(a) or 7(b) via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

 (Continued and to be signed on the reverse side)